

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Hui Xu
Chief Executive Officer
Texxon Holding Ltd.
703, Block A, 1799 Wuzhong Road
Minhang District
Shanghai, China, 200335

> **Re: Texxon Holding Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed August 11, 2025**
> **File No. 333-281530**

Dear Hui Xu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed August 11, 2025

Exhibit Index, page II-6

1. Please file a revised legal opinion as Exhibit 5.1 that includes the specific number of securities being registered. Please also file a revised opinion of Hong Kong counsel that includes counsel's consent to being named in the prospectus and the filing of the opinion.

     Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wei Wang